WOODSIDE
AUSTRALIAN ENERGY

7:21

9 December 2003

03045495

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Blocks 5 and 4 (Chinguetti-5-1 Poune and Chinguetti-4-7 Tiof West), lodged with the Australian Stock Exchange on 9 December 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

dlw 1/7

9 December 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Blocks 5 and 4
Chinguetti-5-1 (Pouné) and Chinguetti-4-7 (Tiof West)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that the Chinguetti-5-1 (Pouné) exploration well was plugged and abandoned on 7 December 2003.

Since the last report, 8½ inch hole was drilled to a total depth of 3,825 metres and wireline logs and sidewall core samples were acquired. No significant hydrocarbons were encountered in the well.

The West Navigator drill ship then sailed to the Chinguetti-4-7 (Tiof West) step out exploration well location in Block 4 offshore Mauritania, approximately 8 kilometres west of the Chinguetti-4-6 (Tiof) oil discovery well. Water depth at the location is approximately 1,320 metres. Planned total depth is approximately 2,990 metres.

Chinguetti-4-7 (Tiof West) was spudded on 8 December 2003 and at 00:00 hours on 9 December 2003 the 36 inch conductor had been jetted to a depth of 1,390 metres.

All reported depths (except water depth) are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary